EXHIBIT 99.2

Valneva announces temporary trading suspension of its ordinary shares on Euronext Paris

Saint-Herblain (France), October 29, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) (the “Company”), a specialty vaccine company, announces that trading of its ordinary shares on the regulated market of Euronext in Paris (“Euronext Paris”) will be suspended, at the Company’s request, from the opening of the market at 9:00 AM CET.

This trading suspension takes place in the context of the Company’s global offering, the terms of which have been previously announced today (the "Capital Increase"), in order to allow for the confirmation of allocations to investors and for the commencement of trading of the Company’s additional American Depositary Shares (“ADSs”) on the Nasdaq Global Select Market.

This trading suspension will be effective until a new communication is released by the Company. Trading on Euronext Paris is expected to resume around 4:30 PM CET today, October 29, 2021, which is the earliest time the new ADSs, issued in the Capital Increase, are expected to begin trading on the Nasdaq Global Select Market under the ticker symbol “VALN”.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investors Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com